File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

SIXTH STREET SPECIALTY LENDING, INC., SIXTH STREET SPECIALTY LENDING ADVISERS, LLC, SIXTH STREET OPPORTUNITIES PARTNERS III (A), L.P., SIXTH STREET OPPORTUNITIES PARTNERS III (B), L.P., SIXTH STREET OPPORTUNITIES PARTNERS III (C), L.P., TOP III DELAWARE AIV I-A, L.P., OPPS III DELAWARE AIV I-B, L.P., SIXTH STREET OPPORTUNITIES PARTNERS IV (A), L.P., SIXTH STREET OPPORTUNITIES PARTNERS IV (B), L.P., SIXTH STREET OPPORTUNITIES PARTNERS IV (C), L.P., OPPS IV DELAWARE AIV I-A, L.P., OPPS IV DELAWARE AIV I-B, L.P., SIXTH STREET OPPORTUNITIES PARTNERS V (A), L.P., SIXTH STREET OPPORTUNITIES PARTNERS V (B), L.P., SIXTH STREET OPPORTUNITIES PARTNERS V (C), L.P., SIXTH STREET OPPS V DELAWARE AIV I-A, L.P., SIXTH STREET OPPS V DELAWARE AIV I-B, L.P., SIXTH STREET TAO PARTNERS, L.P., SIXTH STREET TAO PARTNERS (A), L.P., SIXTH STREET TAO PARTNERS (B), L.P., SIXTH STREET TAO PARTNERS (C), L.P., SIXTH STREET TAO PARTNERS (D), L.P., SIXTH STREET TAO PARTNERS (E), L.P., SIXTH STREET TAO PARTNERS (F), L.P., SUPER TAO CONTINGENT MA, L.P., KNIGHT TAO, L.P., SUPER TAO MA, L.P., PSERS TAO PARTNERS PARALLEL FUND, L.P., TAO (B) AIV II-A, L.P., TAO (C) AIV II-A, L.P., TAO (D) AIV II-A, L.P., TAO (E) AIV II-A, L.P., SIXTH STREET GROWTH PARTNERS (A), L.P., SIXTH STREET GROWTH PARTNERS (B), L.P., SIXTH STREET GROWTH PARTNERS (A) AIV, L.P., SIXTH STREET GROWTH PARTNERS (B) AIV, L.P., SIXTH STREET GROWTH PARTNERS II (A), L.P., SIXTH STREET GROWTH PARTNERS II (B), L.P., SIXTH STREET GROWTH II (A) AIV, L.P., SIXTH STREET GROWTH II (B) AIV, L.P., GROWTH II LENDING, LLC, SIXTH STREET FUNDAMENTAL STRATEGIES PARTNERS (A), L.P., SIXTH STREET FUNDAMENTAL STRATEGIES PARTNERS (B), L.P., SIXTH STREET FS AIV I-A, L.P., SIXTH STREET FS AIV I-B, L.P., SIXTH STREET SPECIALTY LENDING EUROPE II, L.P., SIXTH STREET AGRICULTURE PARTNERS (A), L.P., SIXTH STREET BLUEGRASS STRATEGIC HOLDINGS I, L.P., SIXTH STREET WILLOW STRATEGIC HOLDINGS I, L.P., SIXTH STREET COTTONWOOD STRATEGIC HOLDINGS I, L.P., SIXTH STREET DOGWOOD STRATEGIC HOLDINGS I, L.P., SIXTH STREET RED PINE STRATEGIC HOLDINGS I, L.P., SIXTH STREET CMS DYNAMIC CREDIT FUND, L.P., TCS LENDING, LLC, TDL LENDING, LLC, TOP IV LENDING, LLC, OPPS V LENDING, LLC, FS I LENDING, LLC, TICP CLO VI 2016-2, LTD., TICP CLO VII, LTD., SIXTH STREET CLO VIII, LTD., SIXTH STREET CLO IX, LTD., TICP CLO XI, LTD., TICP CLO XII, LTD., SIXTH STREET CLO XIII, LTD., SIXTH STREET CLO XIV, LTD., SIXTH STREET CLO XV, LTD., SIXTH STREET CLO XVI, LTD., SIXTH STREET CLO XVII, LTD., SIXTH STREET CLO XVIII, LTD., SIXTH STREET CLO XIX, LTD., SIXTH STREET CLO XX, LTD., SIXTH STREET CLO EQUITY FUND IV, L.P., SIXTH STREET WHEELER PEAK ROTATIONAL CREDIT FUND I, LLC, SIXTH STREET ROTATIONAL CREDIT FUND III, L.P., TSSP STRUCTURED CREDIT OPPORTUNITIES FUND, L.P., SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND II, L.P., SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND III, L.P., SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND V, L.P., TICP CLO PARTNERS II, L.P., TICP CLO HOLDINGS, L.P., TSSP INSTITUTIONAL CREDIT PARTNERS III, L.P., SIXTH STREET CREDIT MARKET STRATEGIES PARTNERS I, L.P., SIXTH STREET CREDIT MARKET STRATEGIES PARTNERS I-A, L.P., TICP III CAYMAN, LTD., SIXTH STREET MID-STAGE GROWTH PARTNERS (A), L.P., SIXTH STREET MID-STAGE GROWTH PARTNERS (B), L.P., SIXTH STREET MID-STAGE GROWTH (A) AIV, L.P., SIXTH STREET MID-STAGE GROWTH (B) AIV, L.P., SIXTH STREET ADVISERS, LLC, SIXTH STREET FUNDAMENTAL STRATEGIES I MANAGEMENT, LLC, SIXTH STREET OPPORTUNITIES III MANAGEMENT, LLC, SIXTH STREET OPPORTUNITIES IV MANAGEMENT, LLC, SIXTH STREET OPPORTUNITIES V MANAGEMENT, LLC, SIXTH STREET TAO MANAGEMENT, LLC, SIXTH STREET GROWTH I MANAGEMENT, LLC, SIXTH STREET GROWTH II MANAGEMENT, LLC, SIXTH STREET SPECIALTY LENDING EUROPE II MANAGEMENT, LLC, SIXTH STREET AGRICULTURE MANAGEMENT, LLC, SIXTH STREET STRATEGIC HOLDINGS MANAGEMENT, LLC, SIXTH STREET CMS DYNAMIC CREDIT

MANAGEMENT, LLC, TICP CLO VI 2016-2 MANAGEMENT, LLC, TICP CLO VII MANAGEMENT, LLC, SIXTH STREET CLO VIII MANAGEMENT, LLC, SIXTH STREET CLO IX MANAGEMENT, LLC, TICP CLO XI MANAGEMENT, LLC, TICP CLO XII MANAGEMENT, LLC, SIXTH STREET CLO XIII MANAGEMENT, LLC, SIXTH STREET CLO XIV MANAGEMENT, LLC, SIXTH STREET CLO XV MANAGEMENT, LLC, SIXTH STREET CLO XVI MANAGEMENT, LLC, SIXTH STREET CLO XVII MANAGEMENT, LLC, SIXTH STREET CLO XVIII MANAGEMENT, LLC, SIXTH STREET CLO XIX MANAGEMENT, LLC, SIXTH STREET CLO XX MANAGEMENT, LLC, SIXTH STREET CLO EQUITY IV MANAGEMENT, LLC, SIXTH STREET ROTATIONAL CREDIT II MANAGEMENT, LLC, SIXTH STREET ROTATIONAL CREDIT III MANAGEMENT, LLC, TSSP STRUCTURED CREDIT OPPORTUNITIES MANAGEMENT, LLC, SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES II MANAGEMENT, LLC, SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES III MANAGEMENT, LLC, SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES IV MANAGEMENT, LLC, SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES V MANAGEMENT, LLC, SIXTH STREET CLO ADVISERS II, LLC, TSSP INSTITUTIONAL CREDIT III MANAGEMENT, LLC, SIXTH STREET CREDIT MARKET STRATEGIES MANAGEMENT, LLC, SIXTH STREET MID-STAGE GROWTH I MANAGEMENT, LLC, SIXTH STREET MADRONE STRATEGIC HOLDINGS MANAGEMENT, LLC, SIXTH STREET PRIVATE ASSET BASED INVESTMENT I MANAGEMENT, LLC, SIXTH STREET SPORTS AND LIVE ENTERTAINMENT MANAGEMENT, LLC, SIXTH STREET SPECIALTY LENDING EUROPE III MANAGEMENT, LLC, SIXTH STREET CLO XXI MANAGEMENT, LLC, SIXTH STREET CLO XXII MANAGEMENT, LLC, SIXTH STREET CLO XXIII MANAGEMENT, LLC, SIXTH STREET CLO XXIV MANAGEMENT, LLC, SIXTH STREET CLO XXV MANAGEMENT, LLC, SIXTH STREET CLO XXVI MANAGEMENT, LLC, SIXTH STREET CLO 27 MANAGEMENT, LLC, MSGP LENDING, LLC, SIXTH STREET AGRICULTURE PARTNERS (B), L.P., SIXTH STREET RED RIVER CREDIT FUND, L.P., SIXTH STREET MADRONE STRATEGIC HOLDINGS I, L.P. SERIES I, SIXTH STREET MADRONE STRATEGIC HOLDINGS I, L.P. SERIES II, SIXTH STREET PRIVATE ASSET BASED INVESTMENT FUND I, L.P., SIXTH STREET SPORTS AND LIVE ENTERTAINMENT (A), L.P., SIXTH STREET SPORTS AND LIVE ENTERTAINMENT (B), L.P., SIXTH STREET SPORTS AND LIVE ENTERTAINMENT DELAWARE AIV I-A, L.P., SIXTH STREET SPORTS AND LIVE ENTERTAINMENT DELAWARE AIV I-B, L.P., SIXTH STREET SPECIALTY LENDING EUROPE III (A), L.P., SIXTH STREET SPECIALTY LENDING EUROPE III (A) AIF, SCSP, SIXTH STREET SPECIALTY LENDING EUROPE III (B) AIF, SCSP, TAO REDSTONE (C) AIV-1, L.P., TAO REDSTONE (C) AIV-2, L.P., TAO REDSTONE (E) AIV-1, L.P., TAO REDSTONE (E) AIV-2, L.P., SIXTH STREET CLO XXI, LTD., SIXTH STREET CLO XXII, LTD., SIXTH STREET CLO XXIII, LTD., SIXTH STREET CLO XXIV, LTD., SIXTH STREET CLO XXV, LTD., SIXTH STREET CLO XXVI, LTD., SIXTH STREET CLO 27, LTD., SIXTH STREET LENDING PARTNERS ADVISERS, LLC AND SIXTH STREET LENDING PARTNERS.

2100 McKinney Avenue, Suite 1500,

Dallas, TX 75201

(469) 621-3001

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Joshua Peck

c/o Sixth Street Specialty Lending, Inc.

1 Letterman Drive, Building B, Suite B6-100

San Francisco, CA 94129

Email: JPeck@sixthstreet.com

(415) 486-5900

Copies to:

Rajib Chanda

Steven Grigoriou

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

(202) 636-5500

March 21, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	:	APPLICATION FOR AN ORDER PURSUANT
	:	TO SECTIONS 17(d) AND 57(i) OF THE
Sixth Street Specialty Lending, Inc.	:	INVESTMENT COMPANY ACT OF 1940 AND
Sixth Street Specialty Lending Advisers, LLC	:	RULE 17d-1 UNDER THE INVESTMENT
Sixth Street Opportunities Partners III (A), L.P.	:	COMPANY ACT OF 1940 PERMITTING
Sixth Street Opportunities Partners III (B), L.P.	:	CERTAIN JOINT TRANSACTIONS
Sixth Street Opportunities Partners III (C), L.P.	:	OTHERWISE PROHIBITED BY SECTIONS
TOP III Delaware AIV I-A, L.P.	:	17(d) AND 57(a)(4) OF AND RULE 17d-1
Opps III Delaware AIV I-B, L.P.	:	UNDER THE INVESTMENT COMPANY ACT
Sixth Street Opportunities Partners IV (A), L.P.	:	OF 1940
Sixth Street Opportunities Partners IV (B), L.P.	:
Sixth Street Opportunities Partners IV (C), L.P.	:
Opps IV Delaware AIV I-A, L.P.	:
Opps IV Delaware AIV I-B, L.P.	:
Sixth Street Opportunities Partners V (A), L.P.	:
Sixth Street Opportunities Partners V (B), L.P.	:
Sixth Street Opportunities Partners V (C), L.P.	:
Sixth Street Opps V Delaware AIV I-A, L.P.	:
Sixth Street Opps V Delaware AIV I-B, L.P.	:
Sixth Street TAO Partners, L.P.	:
Sixth Street TAO Partners (A), L.P.
Sixth Street TAO Partners (B), L.P.
Sixth Street TAO Partners (C), L.P.
Sixth Street TAO Partners (D), L.P.
Sixth Street TAO Partners (E), L.P.
Sixth Street TAO Partners (F), L.P.
Super TAO Contingent MA, L.P.
Knight TAO, L.P.
Super TAO MA, L.P.
PSERS TAO Partners Parallel Fund, L.P.
TAO (B) AIV II-A, L.P.
TAO (C) AIV II-A, L.P.
TAO (D) AIV II-A, L.P.
TAO (E) AIV II-A, L.P.
Sixth Street Growth Partners (A), L.P.
Sixth Street Growth Partners (B), L.P.
Sixth Street Growth Partners (A) AIV, L.P.
Sixth Street Growth Partners (B) AIV, L.P.
Sixth Street Growth Partners II (A), L.P.
Sixth Street Growth Partners II (B), L.P.
Sixth Street Growth II (A) AIV, L.P.
Sixth Street Growth II (B) AIV, L.P.
Growth II Lending, LLC
Sixth Street Fundamental Strategies Partners (A), L.P.
Sixth Street Fundamental Strategies Partners (B), L.P.
Sixth Street FS AIV I-A, L.P.
Sixth Street FS AIV I-B, L.P.
Sixth Street Specialty Lending Europe II, L.P.
Sixth Street Agriculture Partners (A), L.P.
Sixth Street Bluegrass Strategic Holdings I, L.P.
Sixth Street Willow Strategic Holdings I, L.P.
Sixth Street Cottonwood Strategic Holdings I, L.P.

Sixth Street Dogwood Strategic Holdings I, L.P.

Sixth Street Red Pine Strategic Holdings I, L.P.

Sixth Street CMS Dynamic Credit Fund, L.P.

TCS Lending, LLC

TDL Lending, LLC

TOP IV Lending, LLC

Opps V Lending, LLC

FS I Lending, LLC

TICP CLO VI 2016-2, Ltd.

TICP CLO VII, Ltd.

Sixth Street CLO VIII, Ltd.

Sixth Street CLO IX, Ltd.

TICP CLO XI, Ltd.

TICP CLO XII, Ltd.

Sixth Street CLO XIII, Ltd.

Sixth Street CLO XIV, Ltd.

Sixth Street CLO XV, Ltd.

Sixth Street CLO XVI, Ltd.

Sixth Street CLO XVII, Ltd.

Sixth Street CLO XVIII, Ltd.

Sixth Street CLO XIX, Ltd.

Sixth Street CLO XX, Ltd.

Sixth Street CLO Equity Fund IV, L.P.

Sixth Street Wheeler Peak Rotational Credit Fund I, LLC

Sixth Street Rotational Credit Fund III, L.P.

TSSP Structured Credit Opportunities Fund, L.P.

Sixth Street Structured Credit Opportunities Fund II, L.P.

Sixth Street Structured Credit Opportunities Fund III, L.P.

Sixth Street Structured Credit Opportunities Fund V, L.P.

TICP CLO Partners II, L.P.

TICP CLO Holdings, L.P.

TSSP Institutional Credit Partners III, L.P.

Sixth Street Credit Market Strategies Partners I, L.P.

Sixth Street Credit Market Strategies Partners I-A, L.P.

TICP III Cayman, Ltd.

Sixth Street Mid-Stage Growth Partners (A), L.P.

Sixth Street Mid-Stage Growth Partners (B), L.P.

Sixth Street Mid-Stage Growth (A) AIV, L.P.

Sixth Street Mid-Stage Growth (B) AIV, L.P.

Sixth Street Advisers, LLC

Sixth Street Fundamental Strategies I Management, LLC

Sixth Street Opportunities III Management, LLC

Sixth Street Opportunities IV Management, LLC

Sixth Street Opportunities V Management, LLC

Sixth Street TAO Management, LLC

Sixth Street Growth I Management, LLC

Sixth Street Growth II Management, LLC

Sixth Street Specialty Lending Europe II Management, LLC

Sixth Street Agriculture Management, LLC

Sixth Street Strategic Holdings Management, LLC

Sixth Street CMS Dynamic Credit Management, LLC

TICP CLO VI 2016-2 Management, LLC

TICP CLO VII Management, LLC

Sixth Street CLO VIII Management, LLC

Sixth Street CLO IX Management, LLC

TICP CLO XI Management, LLC

TICP CLO XII Management, LLC

Sixth Street CLO XIII Management, LLC

Sixth Street CLO XIV Management, LLC

Sixth Street CLO XV Management, LLC

Sixth Street CLO XVI Management, LLC

Sixth Street CLO XVII Management, LLC

Sixth Street CLO XVIII Management, LLC

Sixth Street CLO XIX Management, LLC

Sixth Street CLO XX Management, LLC

Sixth Street CLO Equity IV Management, LLC

Sixth Street Rotational Credit II Management, LLC

Sixth Street Rotational Credit III Management, LLC

TSSP Structured Credit Opportunities Management, LLC

Sixth Street Structured Credit Opportunities II Management, LLC

Sixth Street Structured Credit Opportunities III Management, LLC

Sixth Street Structured Credit Opportunities IV Management, LLC

Sixth Street Structured Credit Opportunities V Management, LLC

Sixth Street CLO Advisers II, LLC

TSSP Institutional Credit III Management, LLC

Sixth Street Credit Market Strategies Management, LLC

Sixth Street Mid-Stage Growth I Management, LLC

Sixth Street Madrone Strategic Holdings Management, LLC

Sixth Street Private Asset Based Investment I Management, LLC

Sixth Street Sports and Live Entertainment Management, LLC

Sixth Street Specialty Lending Europe III Management, LLC

Sixth Street CLO XXI Management, LLC

Sixth Street CLO XXII Management, LLC

Sixth Street CLO XXIII Management, LLC

Sixth Street CLO XXIV Management, LLC

Sixth Street CLO XXV Management, LLC

Sixth Street CLO XXVI Management, LLC

Sixth Street CLO 27 Management, LLC

MSGP Lending, LLC

Sixth Street Agriculture Partners (B), L.P.

Sixth Street Red River Credit Fund, L.P.

Sixth Street Madrone Strategic Holdings I, L.P. Series I

Sixth Street Madrone Strategic Holdings I, L.P. Series II

Sixth Street Private Asset Based Investment Fund I, L.P.

Sixth Street Sports and Live Entertainment (A), L.P.

Sixth Street Sports and Live Entertainment (B), L.P.

Sixth Street Sports and Live Entertainment Delaware AIV I-A, L.P.

Sixth Street Sports and Live Entertainment Delaware AIV I-B, L.P.

Sixth Street Specialty Lending Europe III (A), L.P.

Sixth Street Specialty Lending Europe III (A) AIF, SCSp

Sixth Street Specialty Lending Europe III (B) AIF, SCSp

TAO Redstone (C) AIV-1, L.P.

TAO Redstone (C) AIV-2, L.P.

TAO Redstone (E) AIV-1, L.P.

TAO Redstone (E) AIV-2, L.P.

Sixth Street CLO XXI, Ltd.

Sixth Street CLO XXII, Ltd.

Sixth Street CLO XXIII, Ltd.

Sixth Street CLO XXIV, Ltd.

Sixth Street CLO XXV, Ltd.

Sixth Street CLO XXVI, Ltd.

Sixth Street CLO 27, Ltd.

Sixth Street Lending Partners Advisers, LLC

Sixth Street Lending Partners

2100 McKinney Avenue, Suite 1500,

Dallas, TX 75201

File No. 812-

Investment Company Act of 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on August 3, 2022 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•

Sixth Street Specialty Lending, Inc., a Delaware corporation structured as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC (as defined below) under the 1940 Act (“TSLX”);

•	TC Lending, LLC, a Wholly-Owned Investment Sub (as defined below) of TSLX;

•

Sixth Street Lending Partners, a Delaware statutory trust structured as an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act (“Sixth Street Lending Partners” and together with TSLX, the “Existing Regulated Funds”);

•

Sixth Street Specialty Lending Advisers, LLC (“Sixth Street Specialty Lending Advisers”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), which serves as investment adviser to TSLX;

•

Sixth Street Lending Partners Advisers, LLC (“Sixth Street Lending Partners Advisers”, and, together with Sixth Street Specialty Lending Advisers, the “Existing Advisers”), an investment adviser registered under the Advisers Act, which serves as the investment adviser to Sixth Street Lending Partners;

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Entities”); and

•

The investment advisers to the Existing Affiliated Entities that are identified in Appendix A (the “Existing Advisers to Affiliated Entities” and, together with the Existing Regulated Funds, the Existing Advisers and the Existing Affiliated Entities, the “Applicants”),[3] each of which is registered as an investment adviser under the Advisers Act.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Sixth Street Specialty Lending, Inc., et al. (File No. 812-15090), Release No. IC-34644 (July 8, 2022) (notice), Release No. IC-34660 (August 3, 2022) (order).
[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	TSLX and TC Lending, LLC

TSLX was organized as a Delaware corporation on July 21, 2010 for the purpose of operating as an externally managed specialty finance investment company. TSLX has elected to be regulated as a BDC under the 1940 Act. In connection with that election, TSLX has registered its shares under the Exchange Act, and is thus subject to the periodic reporting requirements of the Exchange Act.

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

TSLX initially raised capital through private offerings in reliance on the exemption from the registration requirements under the Securities Act set forth under Section 4(a)(2) thereof. TSLX completed the initial public offering of its shares of common stock on March 26, 2014. TSLX’s common stock is traded on the New York Stock Exchange under the symbol “TSLX.” As of December 31, 2024, TSLX had 93,661,436 shares of common stock outstanding.

TSLX’s current investment objective and strategy is to generate current income by targeting investments with favorable risk-adjusted returns. TSLX seeks to generate current income primarily through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine and unsecured loans and investments in corporate bonds and equity securities.

TSLX has a ten-member board (the “TSLX Board”), of which six members are not “interested” persons of TSLX within the meaning of Section 2(a)(19) of the 1940 Act.9

TSLX has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and operates in a manner so as to qualify for the tax treatment applicable to RICs.

TC Lending, LLC is a Wholly-Owned Investment Sub of TSLX, whose sole business purpose is to hold one or more investments on behalf of TSLX. TC Lending, LLC is a separate and distinct legal entity. TC Lending, LLC is exempt from registration under Section 3(c)(7) of the 1940 Act.

B.	Sixth Street Lending Partners

Sixth Street Lending Partners was organized as a Delaware statutory trust on April 7, 2022 for the purpose of operating as an externally managed specialty finance investment company. Sixth Street Lending Partners has elected to be regulated as a BDC under the 1940 Act. In connection with that election, Sixth Street Lending Partners has filed a registration statement on Form 10 for the purpose of registering its shares under the Exchange Act and is subject to the periodic reporting requirements of the Exchange Act.

Sixth Street Lending Partners raised capital through private offerings in reliance on the exemption from registration requirements under the Securities Act set forth under Section 4(a)(2) thereof. Sixth Street Lending Partners’ current investment objective and strategy is to generate current income by targeting investments with favorable risk-adjusted returns. Sixth Street Lending Partners seeks to generate current income and long-term capital appreciation primarily by investing in U.S.-domiciled upper middle-market companies through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine and unsecured loans and investments in corporate bonds, equity securities, and other instruments.

Sixth Street Lending Partners has a seven-member board (the “SSLP Board” and, together with the TSLX Board, the “Board”), of which four members are not “interested” persons of Sixth Street Lending Partners within the meaning of Section 2(a)(19) of the 1940 Act.

C.	Sixth Street Specialty Lending Advisers

Sixth Street Specialty Lending Advisers, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Advisers Act. Sixth Street Specialty Lending Advisers serves as investment adviser to the Company and is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring the Company’s investments, and monitoring such investments and portfolio companies, on an ongoing basis. Sixth Street Specialty Lending Advisers may in the future serve as an investment adviser to one or more Regulated Funds or Affiliated Entities.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	Sixth Street Lending Partners Advisers

Sixth Street Lending Partners Advisers, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Advisers Act. Sixth Street Lending Partners Advisers serves as investment adviser to Sixth Street Lending Partners, and will be responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring Sixth Street Lending Partners’ investments, and monitoring such investments and portfolio companies, on an ongoing basis. Sixth Street Lending Partners Advisers may in the future serve as an investment adviser to one or more additional Regulated Funds or Affiliated Entities.

E.	Existing Affiliated Entities

The Existing Advisers to Affiliated Entities are the investment advisers to the Existing Affiliated Entities. A complete list of the Existing Affiliated Entities and the Existing Advisers to Affiliated Entities is included in Appendix A.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[10]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Sixth Street Specialty Lending Advisers and Sixth Street Lending Partners Adviser are each wholly-owned by Sixth Street Advisers, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to Sixth Street Specialty Lending Advisers, Sixth Street Lending Partners Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[12]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4. No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6. Dispositions:

(a) Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[16]	The Affiliated Entities may adopt shared Co-Investment Policies.
[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[18]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[19]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

[20]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

Joshua Peck

c/o Sixth Street Specialty Lending, Inc.

1 Letterman Drive, Building B, Suite B6-100

San Francisco, CA 94129

Email: JPeck@sixthstreet.com

(415) 486-5900

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Rajib Chanda

Steven Grigoriou

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

(202) 636-5500

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Entity have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 21st day of March, 2025.

SIXTH STREET SPECIALTY LENDING, INC.

By:	/s/ Joshua Easterly
Name: Joshua Easterly
Title: Chief Executive Officer

SIXTH STREET SPECIALTY LENDING ADVISERS, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES PARTNERS III (A), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS III (B), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS III (C), L.P.
TOP III DELAWARE AIV I-A, L.P.
OPPS III DELAWARE AIV I-B, L.P.

By:	Sixth Street Opportunities GenPar III, L.P., as general partner

By:	Sixth Street Opportunities GenPar III Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES PARTNERS IV (A), L.P.

SIXTH STREET OPPORTUNITIES PARTNERS IV (B), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS IV (C), L.P.
OPPS IV DELAWARE AIV I-A, L.P.
OPPS IV DELAWARE AIV I-B, L.P.

By:	Sixth Street Opportunities GenPar IV, L.P., as general partner

By:	Sixth Street Opportunities GenPar IV Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES PARTNERS V (A), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS V (B), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS V (C), L.P.
SIXTH STREET OPPS V DELAWARE AIV I-A, L.P.
SIXTH STREET OPPS V DELAWARE AIV I-B, L.P.

By:	Sixth Street Opportunities GenPar V, L.P., as general partner

By:	Sixth Street Opportunities GenPar V Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET TAO PARTNERS, L.P.
SIXTH STREET TAO PARTNERS (A), L.P.
SIXTH STREET TAO PARTNERS (B), L.P.
SIXTH STREET TAO PARTNERS (C), L.P.
SIXTH STREET TAO PARTNERS (D), L.P.
SIXTH STREET TAO PARTNERS (E), L.P.
SIXTH STREET TAO PARTNERS (F), L.P.
KNIGHT TAO, L.P.

SUPER TAO MA, L.P.
SUPER TAO CONTINGENT MA, L.P.
PSERS TAO PARTNERS PARALLEL FUND, L.P.
TAO (B) AIV II-A, L.P.
TAO (C) AIV II-A, L.P.
TAO (D) AIV II-A, L.P.
TAO (E) AIV II-A, L.P.
TAO REDSTONE (C) AIV-1, L.P.
TAO REDSTONE (C) AIV-2, L.P.
TAO REDSTONE (E) AIV-1, L.P.
TAO REDSTONE (E) AIV-2, L.P.

By:	Sixth Street TAO GenPar, L.P., as general partner

By:	Sixth Street TAO GenPar Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH PARTNERS (A), L.P.
SIXTH STREET GROWTH PARTNERS (B), L.P.
SIXTH STREET GROWTH PARTNERS (A) AIV, L.P.
SIXTH STREET GROWTH PARTNERS (B) AIV, L.P.

By:	Sixth Street Growth GenPar, L.P., as general partner

By:	Sixth Street Growth GenPar Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH PARTNERS II (A), L.P.
SIXTH STREET GROWTH PARTNERS II (B), L.P.
SIXTH STREET GROWTH II (A) AIV, L.P.
SIXTH STREET GROWTH II (B) AIV, L.P.

By:	Sixth Street Growth GenPar II, L.P., as general partner

By:	Sixth Street Growth GenPar II Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

GROWTH II LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

SIXTH STREET FUNDAMENTAL STRATEGIES PARTNERS (A), L.P.
SIXTH STREET FUNDAMENTAL STRATEGIES PARTNERS (B), L.P.
SIXTH STREET FS AIV I-A, L.P.
SIXTH STREET FS AIV I-B, L.P.

By:	Sixth Street Fundamental Strategies GenPar, L.P., as general partner

By:	Sixth Street Fundamental Strategies GenPar Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE II, L.P.

By:	Sixth Street Specialty Lending Europe GenPar II L.P., as general partner

By:	Sixth Street Specialty Lending Europe GenPar II Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET AGRICULTURE PARTNERS (A), L.P.

By:	Sixth Street Agriculture GenPar, L.P., as general partner

By:	Sixth Street Agriculture GenPar Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET BLUEGRASS STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET WILLOW STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET COTTONWOOD STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET DOGWOOD STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET RED PINE STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CMS DYNAMIC CREDIT FUND, L.P.

By:	Sixth Street CMS Dynamic Credit GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Manager

TCS LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TDL LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TOP IV LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

OPPS V LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

FS I LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

SIXTH STREET ADVISERS, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VI 2016-2, LTD.

By:	TICP CLO VI 2016-2 Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VII, LTD.

By:	TICP CLO VII Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO VIII, LTD.

By:	Sixth Street CLO VIII Management, LLC, its collateral manager

By:	/s/ Joshua. Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO IX, LTD.

By:	Sixth Street CLO IX Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XI, LTD.

By:	TICP CLO XI Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XII, LTD.

By:	TICP CLO XII Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XIII, LTD.

By:	Sixth Street CLO XIII Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XIV, LTD.

By:	Sixth Street CLO XIV Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XV, LTD.

By:	Sixth Street CLO XV Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVI, LTD.

By:	Sixth Street CLO XVI Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVII, LTD.

By:	Sixth Street CLO XVII Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVIII, LTD.

By:	Sixth Street CLO XVIII Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XIX, LTD.

By:	Sixth Street CLO XIX Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XX, LTD.

By:	Sixth Street CLO XX Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO EQUITY FUND IV, L.P.

By:	Sixth Street CLO Equity GenPar IV, L.P., as general partner

By:	TICP SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET WHEELER PEAK ROTATIONAL CREDIT FUND I, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET ROTATIONAL CREDIT FUND III, L.P.

By:	Sixth Street Rotational Credit Fund GenPar III, L.P., as general partner

By:	TRCF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP STRUCTURED CREDIT OPPORTUNITIES FUND, L.P.

By:	TSSP Structured Credit Opportunities Fund GenPar, L.P., as general partner

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND II, L.P.

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND III, L.P.

By:	Sixth Street Structured Credit Opportunities GenPar III, L.P., as general partner

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND V, L.P.

By:	Sixth Street Structured Credit Opportunities GenPar V, L.P., as general partner

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO PARTNERS II, L.P.

By:	TICP CLO GenPar II, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO HOLDINGS, L.P.

By:	TICP CLO Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP INSTITUTIONAL CREDIT PARTNERS III, L.P.

By:	TSSP Institutional Credit GenPar III, L.P., as general partner

By:	TICP SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES PARTNERS I, L.P.

By:	Sixth Street Credit Market Strategies GenPar, L.P., as general partner

By:	TICP SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES PARTNERS I-A, L.P.

By:	Sixth Street Credit Market Strategies GenPar, L.P., as general partner

By:	TICP SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP III CAYMAN, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Director

SIXTH STREET MID-STAGE GROWTH PARTNERS (A), L.P. SIXTH STREET MID-STAGE GROWTH PARTNERS (B), L.P. SIXTH STREET MID-STAGE GROWTH (A) AIV, L.P. SIXTH STREET MID-STAGE GROWTH (B) AIV, L.P.

By:	Sixth Street Mid-Stage Growth GenPar, L.P., as general partner

By:	Sixth Street Mid-Stage Growth GenPar, Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

MSGP LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

SIXTH STREET AGRICULTURE PARTNERS (B), L.P.

By:	Sixth Street Agriculture GenPar, L.P., as general partner

By:	Sixth Street Agriculture GenPar Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET RED RIVER CREDIT FUND, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET MADRONE STRATEGIC HOLDINGS I, L.P. SERIES I

By:	Sixth Street Madrone Strategic Holdings GenPar, L.P., as general partner

By:	Sixth Street Madrone Strategic Holdings GenPar Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET MADRONE STRATEGIC HOLDINGS I, L.P. SERIES II

By:	Sixth Street Madrone Strategic Holdings GenPar, L.P., as general partner

By:	Sixth Street Madrone Strategic Holdings GenPar Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET PRIVATE ASSET BASED INVESTMENT FUND I, L.P.

By:	Sixth Street Private Asset Based Investment GenPar I, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPORTS AND LIVE ENTERTAINMENT (A), L.P.

SIXTH STREET SPORTS AND LIVE ENTERTAINMENT (B), L.P.

SIXTH STREET SPORTS AND LIVE ENTERTAINMENT DELAWARE AIV I-A, L.P.

SIXTH STREET SPORTS AND LIVE ENTERTAINMENT DELAWARE AIV I-B, L.P.

By:	Sixth Street Sports and Live Entertainment GenPar, L.P., as general partner

By:	Sixth Street Sports and Live Entertainment GenPar Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE III (A), L.P.

By:	Sixth Street Specialty Lending Europe GenPar III, L.P., as general partner

By:	Sixth Street Specialty Lending Europe GenPar III Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE III (A) AIF, SCSP SIXTH STREET SPECIALTY LENDING EUROPE III (B) AIF, SCSP

By:	Sixth Street Specialty Lending Europe III GP, S.à r.l, as general partner

By:	/s/ Daniel Wanek
Name: Daniel Wanek
Title: Manager

SIXTH STREET CLO XXI, LTD.

By:	Sixth Street CLO XXI Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXII, LTD.

By:	Sixth Street CLO XXII Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXIII, LTD.

By:	Sixth Street CLO XXIII Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXIV, LTD.

By:	Sixth Street CLO XXIV Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXV, LTD.

By:	Sixth Street CLO XXV Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXVI, LTD.

By:	Sixth Street CLO XXVI Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO 27, LTD.

By:	Sixth Street CLO 27 Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES IV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES V MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Joshua Peck

SIXTH STREET TAO MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET FUNDAMENTAL STRATEGIES I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET AGRICULTURE MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRATEGIC HOLDINGS MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CMS DYNAMIC CREDIT MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VI 2016-2 MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO VIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO IX MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XI MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XIV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVI MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XIX MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XX MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO EQUITY IV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET ROTATIONAL CREDIT II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET ROTATIONAL CREDIT III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP STRUCTURED CREDIT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES IV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES V MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO ADVISERS II, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP INSTITUTIONAL CREDIT III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET MID-STAGE GROWTH I MANAGEMENT, LLC.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET MADRONE STRATEGIC HOLDINGS MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET PRIVATE ASSET BASED INVESTMENT I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPORTS AND LIVE ENTERTAINMENT MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXI MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXIV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XXVI MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO 27 MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET LENDING PARTNERS ADVISERS, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET LENDING PARTNERS

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of March 21, 2025, for and on behalf of the Applicants; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Joshua Peck
Name:	Joshua Peck
Date:	March 21, 2025

APPENDIX A

Existing Advisers to Affiliated Entities

1.	Sixth Street Advisers, LLC

2.	Sixth Street Opportunities III Management, LLC

3.	Sixth Street Opportunities IV Management, LLC

4.	Sixth Street Opportunities V Management, LLC

5.	Sixth Street TAO Management, LLC

6.	Sixth Street Growth I Management, LLC

7.	Sixth Street Growth II Management, LLC

8.	Sixth Street Fundamental Strategies I Management, LLC

9.	Sixth Street Specialty Lending Europe II Management, LLC

10.	Sixth Street Agriculture Management, LLC

11.	Sixth Street Strategic Holdings Management, LLC

12.	Sixth Street CMS Dynamic Credit Management, LLC

13.	TICP CLO VI 2016-2 Management, LLC

14.	TICP CLO VII Management, LLC

15.	Sixth Street CLO VIII Management, LLC

16.	Sixth Street CLO IX Management, LLC

17.	TICP CLO XI Management, LLC

18.	TICP CLO XII Management, LLC

19.	Sixth Street CLO XIII Management, LLC

20.	Sixth Street CLO XIV Management, LLC

21.	Sixth Street CLO XV Management, LLC

22.	Sixth Street CLO XVI Management, LLC

23.	Sixth Street CLO XVII Management, LLC

24.	Sixth Street CLO XVIII Management, LLC

25.	Sixth Street CLO XIX Management, LLC

26.	Sixth Street CLO XX Management, LLC

27.	Sixth Street Rotational Credit II Management, LLC

28.	Sixth Street Rotational Credit III Management, LLC

29.	TSSP Structured Credit Opportunities Management, LLC

30.	Sixth Street Structured Credit Opportunities II Management, LLC

31.	Sixth Street Structured Credit Opportunities III Management, LLC

32.	Sixth Street Structured Credit Opportunities IV Management, LLC

33.	Sixth Street Structured Credit Opportunities V Management, LLC

34.	Sixth Street CLO Advisers II, LLC

35.	TSSP Institutional Credit III Management, LLC

36.	Sixth Street Credit Market Strategies Management, LLC

37.	Sixth Street CLO Equity IV Management, LLC

38.	Sixth Street Mid-Stage Growth I Management, LLC

39.	Sixth Street Madrone Strategic Holdings Management, LLC

40.	Sixth Street Private Asset Based Investment I Management, LLC

41.	Sixth Street Sports and Live Entertainment Management, LLC

42.	Sixth Street Specialty Lending Europe III Management, LLC

43.	Sixth Street CLO XXI Management, LLC

44.	Sixth Street CLO XXII Management, LLC

45.	Sixth Street CLO XXIII Management, LLC

46.	Sixth Street CLO XXIV Management, LLC

47.	Sixth Street CLO XXV Management, LLC

48.	Sixth Street CLO XXVI Management, LLC

49.	Sixth Street CLO 27 Management, LLC

Existing Affiliated Entities

1.	Sixth Street Opportunities Partners III (A), L.P.

2.	Sixth Street Opportunities Partners III (B), L.P.

3.	Sixth Street Opportunities Partners III (C), L.P.

4.	TOP III Delaware AIV I-A, L.P.

5.	Opps III Delaware AIV I-B, L.P.

6.	Sixth Street Opportunities Partners IV (A), L.P.

7.	Sixth Street Opportunities Partners IV (B), L.P.

8.	Sixth Street Opportunities Partners IV (C), L.P.

9.	Opps IV Delaware AIV I-A, L.P.

10.	Opps IV Delaware AIV I-B, L.P.

11.	TOP IV Lending, LLC

12.	Sixth Street Opportunities Partners V (A), L.P.

13.	Sixth Street Opportunities Partners V (B), L.P.

14.	Sixth Street Opportunities Partners V (C), L.P.

15.	Sixth Street Opps V Delaware AIV I-A, L.P.

16.	Sixth Street Opps V Delaware AIV I-B, L.P.

17.	Opps V Lending, LLC

18.	Sixth Street TAO Partners, L.P.

19.	Sixth Street TAO Partners (A), L.P.

20.	Sixth Street TAO Partners (B), L.P.

21.	Sixth Street TAO Partners (C), L.P.

22.	Sixth Street TAO Partners (D), L.P.

23.	Sixth Street TAO Partners (E), L.P.

24.	Sixth Street TAO Partners (F), L.P.

25.	Super TAO Contingent MA, L.P.

26.	Knight TAO, L.P.

27.	Super TAO MA, L.P.

28.	PSERS TAO Partners Parallel Fund, L.P.

29.	TAO (B) AIV II-A, L.P.

30.	TAO (C) AIV II-A, L.P.

31.	TAO (D) AIV II-A, L.P.

32.	TAO (E) AIV II-A, L.P.

33.	TDL Lending, LLC

34.	Sixth Street Growth Partners (A), L.P.

35.	Sixth Street Growth Partners (B), L.P.

36.	Sixth Street Growth Partners (A) AIV, L.P.

37.	Sixth Street Growth Partners (B) AIV, L.P.

38.	TCS Lending, LLC

39.	Sixth Street Growth Partners II (A), L.P.

40.	Sixth Street Growth Partners II (B), L.P.

41.	Sixth Street Growth II (A) AIV, L.P.

42.	Sixth Street Growth II (B) AIV, L.P.

43.	Growth II Lending, LLC

44.	Sixth Street Fundamental Strategies Partners (A), L.P.

45.	Sixth Street Fundamental Strategies Partners (B), L.P.

46.	Sixth Street FS AIV I-A, L.P.

47.	Sixth Street FS AIV I-B, L.P.

48.	FS I Lending, LLC

49.	Sixth Street Specialty Lending Europe II, L.P.

50.	Sixth Street Agriculture Partners (A), L.P.

51.	Sixth Street Bluegrass Strategic Holdings I, L.P.

52.	Sixth Street Willow Strategic Holdings I, L.P.

53.	Sixth Street Cottonwood Strategic Holdings I, L.P.

54.	Sixth Street Dogwood Strategic Holdings I, L.P.

55.	Sixth Street Red Pine Strategic Holdings I, L.P.

56.	Sixth Street CMS Dynamic Credit Fund, L.P.

57.	TICP CLO VI 2016-2, Ltd.

58.	TICP CLO VII, Ltd.

59.	Sixth Street CLO VIII, Ltd.

60.	Sixth Street CLO IX, Ltd.

61.	TICP CLO XI, Ltd.

62.	TICP CLO XII, Ltd.

63.	Sixth Street CLO XIII, Ltd.

64.	Sixth Street CLO XIV, Ltd.

65.	Sixth Street CLO XV, Ltd.

66.	Sixth Street CLO XVI, Ltd.

67.	Sixth Street CLO XVII, Ltd.

68.	Sixth Street CLO XVIII, Ltd.

69.	Sixth Street CLO XIX, Ltd.

70.	Sixth Street CLO XX, Ltd.

71.	Sixth Street Wheeler Peak Rotational Credit Fund I, LLC

72.	Sixth Street Rotational Credit Fund III, L.P.

73.	TSSP Structured Credit Opportunities Fund, L.P.

74.	Sixth Street Structured Credit Opportunities Fund II, L.P.

75.	Sixth Street Structured Credit Opportunities Fund III, L.P.

76.	Sixth Street Structured Credit Opportunities Fund V, L.P.

77.	TICP CLO Partners II, L.P.

78.	TICP CLO Holdings, L.P.

79.	TSSP Institutional Credit Partners III, L.P.

80.	Sixth Street Credit Market Strategies Partners I, L.P.

81.	Sixth Street Credit Market Strategies Partners I-A, L.P.

82.	TICP III Cayman, Ltd.

83.	Sixth Street CLO Equity Fund IV, L.P.

84.	Sixth Street Mid-Stage Growth Partners (A), L.P.

85.	Sixth Street Mid-Stage Growth Partners (B), L.P.

86.	Sixth Street Mid-Stage Growth (A) AIV, L.P.

87.	Sixth Street Mid-Stage Growth (B) AIV, L.P.

88.	MSGP Lending, LLC

89.	Sixth Street Agriculture Partners (B), L.P.

90.	Sixth Street Red River Credit Fund, L.P.

91.	Sixth Street Madrone Strategic Holdings I, L.P. Series I

92.	Sixth Street Madrone Strategic Holdings I, L.P. Series II

93.	Sixth Street Private Asset Based Investment Fund I, L.P.

94.	Sixth Street Sports and Live Entertainment (A), L.P.

95.	Sixth Street Sports and Live Entertainment (B), L.P.

96.	Sixth Street Sports and Live Entertainment Delaware AIV I-A, L.P.

97.	Sixth Street Sports and Live Entertainment Delaware AIV I-B, L.P.

98.	Sixth Street Specialty Lending Europe III (A), L.P.

99.	Sixth Street Specialty Lending Europe III (A) AIF, SCSp

100.	Sixth Street Specialty Lending Europe III (B) AIF, SCSp

101.	TAO Redstone (C) AIV-1, L.P.

102.	TAO Redstone (C) AIV-2, L.P.

103.	TAO Redstone (E) AIV-1, L.P.

104.	TAO Redstone (E) AIV-2, L.P.

105.	Sixth Street CLO XXI, Ltd.

106.	Sixth Street CLO XXII, Ltd.

107.	Sixth Street CLO XXIII, Ltd.

108.	Sixth Street CLO XXIV, Ltd.

109.	Sixth Street CLO XXV, Ltd.

110.	Sixth Street CLO XXVI, Ltd.

111.	Sixth Street CLO 27, Ltd.

APPENDIX B

Resolutions of the Board of Directors of Sixth Street Specialty Lending, Inc.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, President, Chief Financial Officer, Secretary and any Vice President of the Company (collectively, the “Authorized Officers”).

(Approved by unanimous written consent of the Board of Directors on March 19, 2025.)

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APPENDIX C

Resolutions of the Board of Trustees of Sixth Street Lending Partners

WHEREAS, the Board of Trustees has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, Chief Financial Officer, Secretary and any Vice President of the Company (collectively, the “Authorized Officers”).

(Unanimously approved at a meeting of the Board of Trustees on March 19, 2025.)

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